UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TREVENA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89532E109

(CUSIP Number)

A. Robert D. Bailey

Forest Laboratories, Inc.

909 Third Avenue

New York, NY 10022

(212) 421-7850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Melissa Cooper

Dornbush Schaeffer Strongin & Venaglia, LLP

747 Third Avenue

New York, NY 10017

(212) 759-3300

February 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89532E109	Page 1 of 11

(1)	Names of reporting persons Forest Laboratories Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,393,466
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,393,466
(11)	Aggregate amount beneficially owned by each reporting person 3,393,466
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.2%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 89532E109	Page 2 of 11

(1)	Names of reporting persons Forest Laboratories, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,393,466
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,393,466
(11)	Aggregate amount beneficially owned by each reporting person 3,393,466
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.2%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 89532E109	Page 3 of 11

(1)	Names of reporting persons FL Holding C.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,393,466
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,393,466
(11)	Aggregate amount beneficially owned by each reporting person 3,393,466
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.2%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 89532E109	Page 4 of 11

(1)	Names of reporting persons FLI International LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,393,466
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,393,466
(11)	Aggregate amount beneficially owned by each reporting person 3,393,466
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.2%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 89532E109	Page 5 of 11

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Trevena, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1018 West 8th Avenue, Suite A, King of Prussia, Pennsylvania 19406.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Forest Laboratories Holdings Limited (“FLHL”), a corporation organized and existing under the laws of the Republic of Ireland; (ii) FL Holding C.V., a limited partnership organized under the laws of the Netherlands and owner of 100% of the voting securities of FLHL (“FL Holding”); (iii) FLI International LLC, a Delaware limited liability company and the sole general partner of FL Holding (“FLI International”); and (iv) Forest Laboratories, Inc., a Delaware corporation and owner of 100% of the voting securities of FLI International and 99% of the partnership interests of FL Holding as the sole limited partner (“Forest” and together with FLHL, FLI International and FL Holding, the “Forest Group”).

A Joint Filing Agreement among the Forest Group entities is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 3 and Item 4, the Forest Group entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Forest Group entities constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Forest Group entities is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Forest Group entities expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Forest Group entity’s management and control.

(b) The principal business address of Forest is Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10019. The principal business address of FLI International is c/o Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10019. The principal business address of FLHL is Cumberland House, 1 Victoria Street, Hamilton HM11, Bermuda. The principal business address of FL Holding is Beursplein 37, 3011 AA, Rotterdam, NL. The directors and executive officers of each of the Forest Group entities, and their respective business addresses, are set forth in Schedule A hereto.

(c) The principal business of each of the Forest Group entities is the development, manufacture, and sale of pharmaceutical products. The principal occupation of the directors and executive officers of each of the Forest Group entities is set forth in Schedule A hereto.

(d)-(e) During the last five years, none of the Forest Group entities, and to the best of the Forest Group entities’ knowledge, none of the persons listed on Schedule A attached hereto, has (i) except in relation to those matters disclosed under the cover of a Current Report on Form 8-K filed by Forest with the Securities and Exchange Commission (the “SEC”) on September 20, 2010, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Forest is a corporation organized under the laws of the State of Delaware. FLI International is a limited liability company organized under the laws of the State of Delaware. FL Holding is a limited partnership organized under the laws of the Netherlands. FLHL is a corporation organized and existing under the laws of the Republic of Ireland. Except as otherwise indicated on Schedule A hereto, each of the individuals referred to on Schedule A hereto is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 89532E109	Page 6 of 11

Item 3.	Source and Amount of Funds or Other Consideration

On January 30, 2014 (the “Effective Date”), the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-191643) in connection with its initial public offering of 9,250,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on February 5, 2014, and at such closing FLHL purchased an aggregate of 428,571 shares of Common Stock at the IPO price of $7.00 per share (the “IPO Shares”). In addition, immediately prior to the closing of the IPO, the 18,382,352 shares of Series C Preferred Stock held of record by FLHL prior to the IPO automatically converted into 2,964,895 shares of Common Stock of the Issuer after giving effect to the 1-for-6.2 reverse stock split that became effective October 30, 2013 (the “Pre-IPO Shares”). FLHL now holds a total of 3,393,466 shares of the Issuer’s Common Stock (the “FLHL Shares”).

The working capital of FLHL was the source of the funds for the purchase of the FLHL Shares. No part of the purchase price of the FLHL Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLHL Shares.

Item 4.	Purpose of Transaction

(a)-(c) FLHL acquired the Pre-IPO Shares in connection with an option agreement (the “Option Agreement”) and a license agreement (“License Agreement”) that FLHL entered into with the Issuer on May 3, 2013, under which the Issuer granted to FLHL an exclusive option to license its product candidate, TRV027, in accordance with the terms of the License Agreement. The Option Agreement became effective upon FLHL’s purchase of the Pre-IPO Shares. If FLHL exercises this option, the License Agreement will become effective and FLHL will have an exclusive worldwide license to develop and commercialize TRV027 and specified related compounds in exchange for payments of up to $430 million, depending upon the achievement of future development and commercial milestones, plus royalties, and will have responsibility for the development and commercialization of the product. FLHL acquired the IPO Shares for investment purposes.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLHL and other Forest Group entities may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Forest Group entities has any present plans (although the Forest Group reserves the right to develop such plans) which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

SCHEDULE 13D

CUSIP No. 89532E109	Page 7 of 11

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) FLHL is the record owner of the FLHL Shares. As the owner of 100% of the voting securities of FLHL, FL Holding may be deemed to own beneficially the FLHL Shares. As the sole general partner of FL Holding, FLI International may also be deemed to own beneficially the FLHL Shares. As the sole member of FLI International, Forest may also be deemed to own beneficially the FLHL Shares. Notwithstanding the preceding, each of Forest, FLI International, FL Holding and FLHL hereby disclaim beneficial ownership of such shares of the FLHL Shares other than those shares which such entity owns of record, and this Schedule 13D shall not be construed as an admission that any of Forest, FLI International, or FL Holding is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Forest Group entity is set forth on Line 13 of such entity’s cover sheet. Such percentage was calculated based on the 25,734,361 shares of Common Stock expected to be outstanding immediately after the IPO, as reported on the Issuer’s prospectus filed under Rule 424(b)(1) with the SEC on January 31, 2014 (the “Final Prospectus”).

(b) As a result of the existing relationships described under Item 2 and Item 5(a) above, (i) each Forest Group entity may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 3,393,466 shares of Common Stock; and no Forest Group entity may be deemed to have sole power to vote or direct the vote and sole power to dispose or to direct the disposition any shares of Common Stock.

(c) Except as set forth in Item 3 above, there have been no transactions in the shares of Common Stock effected by any of the Forest Group entities, or, to the best of the knowledge of the Forest Group entities, any person or entity identified on Schedule A hereto, during the last 60 days.

(d) None of the Forest Group entities nor any of their respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Forest Group entities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

FLHL entered into a lock-up agreement with the underwriters of the IPO on January 24, 2014 pursuant to which FLHL has generally agreed that, subject to certain limited exceptions, without the prior written consent of each of Barclays Capital Inc. and Jefferies LLC, as representatives of the underwriters, it will not directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by FLHL in accordance with the rules and regulations of the SEC and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock; (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise; (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any of our other securities; or (iv) publicly disclose the intention to do any of the foregoing, in each case for the period commencing on the execution date of the lock-up agreement and ending 180 days after the date of the Final Prospectus.

SCHEDULE 13D

CUSIP No. 89532E109	Page 8 of 11

Amended and Restated Investor Rights Agreement

FLHL is a party to that certain Amended and Restated Investor Rights Agreement, dated May 3, 2013, (the “Investor Rights Agreement”), which is attached as Exhibit 10.5 to the Issuer’s Form S-1 filed on October 9, 2013 (File No. 333-191643) and incorporated by reference herein. Effective as of the Effective Date, the covenants set forth in Section 3 (other than the covenant governing FLHL’s confidentiality obligations under the Investor Rights Agreement) and the rights of first refusal set forth in Section 4 of the Investor Rights Agreement were terminated. Pursuant to the Investor Rights Agreement, FLHL has certain registration rights with respect to its Common Stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.	Joint Filing Agreement, dated as of February 18, 2014, by and among Forest Laboratories Holdings Limited, FL Holding C.V., Forest Laboratories, Inc. and FLI International LLC.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FOREST LABORATORIES HOLDINGS LIMITED

By:	/s/ Francis I. Perier, Jr.
Name:	Francis I. Perier, Jr.
Title:	Chairman
Date:	February 18, 2014

FOREST LABORATORIES, INC.

By:	/s/ Francis I. Perier, Jr.
Name:	Francis I. Perier, Jr.
Title:	Executive Vice President, Chief Financial Officer
Date:	February 18, 2014

FLI INTERNATIONAL LLC

By:	/s/ Francis I. Perier, Jr.
Name:	Francis I. Perier, Jr.
Title:	President
Date:	February 18, 2014

FL HOLDING C.V.

By:	/s/ Ralph Kleinman
Name:	Ralph Kleinman
Title:	Manager
Date:	February 18, 2014

SCHEDULE 13D

CUSIP No. 89532E109	Page 10 of 11

SCHEDULE A

DIRECTORS AND OFFICERS OF REPORTING PERSONS

Directors and Executive Officers of Forest

The name and current principal occupation or employment of each director and executive officer of Forest are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Nesli Basgoz, M.D.	Associate Chief for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital and Associate Professor of Medicine at Harvard Medical School
Christopher J. Coughlin	Former Executive Vice President & Chief Financial Officer Tyco International
Kenneth E. Goodman	Private Investor
Vincent J. Intrieri	Senior Managing Director, Icahn Capital LP
Pierre Legault	Executive Chairman, NephroGenex
Gerald M. Lieberman	Former President, Chief Operating Officer & Member of the Board of Alliance Bernstein
Lawrence S. Olanoff	Special Advisor to the President for Corporate Affairs, Medical University of South Carolina
Lester B. Salans, M.D.	Clinical Professor and member of the Clinical Attending Staff - Internal Medicine at the Mount Sinai Medical School
Brenton L. Saunders	Chief Executive Officer and President
Howard Solomon	Senior Advisor
Peter J. Zimetbaum, M.D.	Director of Clinical Cardiology at Beth Israel Deaconess Medical Center in Boston and Associate Professor of Medicine at Harvard Medical School

Officers
Brenton L. Saunders	Chief Executive Officer & President
Elaine Hochberg	Executive Vice President, International, Strategic Planning and Government Affairs
William J. Meury	Executive Vice President, Sales and Marketing
Francis I. Perier, Jr.	Executive Vice President, Chief Financial Officer
Marco Taglietti, M.D.	Executive Vice President, Drug Development and Research, and Chief Medical Officer
A. Robert D. Bailey	Senior Vice President, Chief Legal Officer, General Counsel & Corporate Secretary
J. Alex Kelly	Senior Vice President, Chief Communications & Investor Relations Officer
Karen L. Ling	Senior Vice President, Chief Human Resources Officer
Kevin Walsh	Senior Vice President, Operations
Joseph Zimmerman	Senior Vice President, Chief Compliance Officer
Jerome Lynch	Senior Vice President, Sales
Wael Fayad	Vice President, Global Business Development
Ralph Kleinman	Vice President, Corporate Tax & Treasury
Frank Murdolo	Vice President, Investor Relations
Rita Weinberger	Vice President, Controller

SCHEDULE 13D

CUSIP No. 89532E109	Page 11 of 11

Executive Officers of FLI International

The name and current principal occupation or employment of each executive officer of FLI International are as set forth below. FLI International is organized as a limited liability company with a single member - Forest. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer
Officers
Francis I. Perier, Jr.	Executive Vice President, Chief Financial Officer
A. Robert D. Bailey	Senior Vice President, Chief Legal Officer, General Counsel & Corporate Secretary
Ralph Kleinman	Vice President, Corporate Tax & Treasury
Rita Weinberger	Vice President, Controller
Kira Schwartz	Secretary of FLI International

Executive Officers of FL Holding

The name and current principal occupation or employment of each executive officer of FL Holding are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer
Ralph Kleinman	Vice President, Corporate Tax and Treasury of Forest, and Manager of FL Holding

Directors and Executive Officers of FLHL

The name and current principal occupation or employment of each director and executive officer of FLHL are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. The business address of Coson Corporate Services is Cumberland House, 1 Victoria Street, Hamilton HM11, Bermuda. All directors and officers set forth below are United States citizens, other than Coson Corporate Services, which is a company incorporated in the Islands of Bermuda.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Francis I. Perier, Jr.	Executive Vice President, Chief Financial Officer
A. Robert D. Bailey	Senior Vice President, Chief Legal Officer, General Counsel & Corporate Secretary
Ralph Kleinman	Vice President, Corporate Tax and Treasury

Officers
Francis I. Perier, Jr.	Executive Vice President, Chief Financial Officer
A. Robert D. Bailey	Senior Vice President, Chief Legal Officer, General Counsel & Corporate Secretary
Ralph Kleinman	Vice President, Corporate Tax and Treasury
Rita Weinberger	Vice President, Controller
Kira Schwartz	Secretary of FLHL
Coson Corporate Services	Principal Representative of FLHL